UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date January 13, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE Alternext US : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS PROVIDES FOURTH QUARTER 2008
DOLORES PRODUCTION UPDATE

Vancouver, British Columbia – January 13, 2009 – Minefinders Corporation Ltd. announced today that metal production totaled approximately 3,093 ounces of gold and 57,378 ounces of silver in the fourth quarter of 2008.  As previously reported, the first pour of gold and silver doré from the Company’s flagship Dolores Mine in Chihuahua, Mexico took place in mid-November, 2008. Shipments to the refiner commenced in early December.

The Company sold 2,440 ounces of gold and 42,800 ounces of silver in the 2008 fourth quarter, all in December. The average realized price was approximately US$843 per ounce of gold and approximately US$10.69 per ounce of silver. Pre-commercial production operating costs, net of sales revenue, are capitalized to mine development costs until the commencement of commercial production which is expected in the second quarter of 2009. Management expects to disclose complete fourth quarter and fiscal 2008 financial results in March 2009.

“Minefinders enters 2009 with a strengthened balance sheet and anticipates positive operating cash flow by the end of the first quarter as a result of steadily growing low-cost gold and silver production,” commented Mark Bailey, President and Chief Executive Officer. “Our top priorities are achieving commercial production at Dolores in the second quarter, optimizing operational efficiencies and costs, and executing on growth opportunities for the company.”

Previously reported production targets for 2009 and 2010 remain unchanged and these projections will be refined as actual recoveries and leach cycles become available. Grades in ore stacked to the leach pad and solution grade to the pond continue to increase and mining and processing operations at Dolores are proceeding well toward commercial production.

The three stage crushing and stacking rates are at sustained levels of 15,000 tonnes per day and crushing and stacking rates are expected to reach design capacity of 18,000 tonnes per day this month. As more tonnes come under leach, gold and silver production will continue to escalate to commercial production levels with life of mine production expected to exceed 1.7 million ounces of gold and 64 million ounces of silver over a 15-year mine life. To date over one million ore tonnes have been stacked to the leach pad and 950 thousand ore tonnes are currently under leach.

Recent photos of operations at Dolores can be viewed at www.minefinders.com in the Dolores Gallery.

Qualified Person

Mark Bailey MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2007 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2007, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.